SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

J. ALEXANDER’S CORPORATION
 (Name of Subject Company)

J. ALEXANDER’S CORPORATION
 (Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A
Junior Preferred Stock Purchase Rights
(Title of Class of Securities)

466096104
(CUSIP Number of Class of Securities)

R. Gregory Lewis
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202
(615) 269-1900
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.
Lori B. Morgan, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012 and August 20, 2012 (which, together with this Amendment No. 4 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 4 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.

Item 4.                    The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the twenty-four (24) paragraphs (which relate to the dates ranging from May 20, 2012 to June 22, 2012, inclusive) beginning with the paragraph that begins “On May 20, 2012…” and ending with the paragraph that begins “The Prior Merger Agreement,…” under the heading “—Background of the Offer and the Merger” and replacing them with the following:

“On May 20, 2012, Bass, Berry provided to Weil a responsive draft including the Company’s comments to the draft merger agreement, which raised the following material issues: the absence of a “go-shop” period in Fidelity’s initial draft merger agreement and the need for additional latitude for the Company’s Board to exercise its fiduciary duties with respect to unsolicited acquisition proposals that may arise during the “no-shop” period to follow a “go-shop” period; the timing of closing the proposed transaction; the maintenance of employee benefits and the payment of certain severance and stay bonuses for the Company employees, other than executive officers, post transaction; Fidelity’s agreement to honor the terms of employment, severance and retirement agreements between the Company and its executive officers; the terms of conditions precedent to closing the proposed transaction; the termination rights of the parties and the applicable termination fees; that disputes between the parties under the merger agreement should be governed by Tennessee law and conducted in a Nashville, Tennessee venue; and that the Company should have an express right to demand specific performance with respect to Fidelity’s obligations under the merger agreement.

The parties and their representatives continued their due diligence efforts, including legal due diligence. Mr. Stout maintained contact with Mr. Bickett periodically concerning the transaction and the Company’s business.

On May 24, 2012, Weil provided to Bass, Berry a responsive draft including Fidelity’s comments to the draft merger agreement which, in response to the revisions proposed by Bass, Berry on May 20, 2012, rejected the Company’s request for a “go-shop” period, for the applicability of Tennessee law and venue, providing instead that Delaware law and venue would govern, and for the Company to have an express right to demand specific performance of Fidelity’s obligations under the merger agreement.

On May 25, 2012, Bass, Berry provided to Weil and Fidelity a list of comments on the draft merger agreement related to the extended timeframe and complexity of Fidelity’s proposed transaction structure and the Company’s need for certainty of closing. Bass, Berry expressed to Weil and Fidelity that the parties should address and reach an understanding with respect to certain material differences identified in Bass, Berry’s draft of May 20, 2012, prior to engaging in further revisions to the draft merger agreement.  Representatives of Weil and Bass, Berry participated on a conference call held on May 27, 2012, to discuss the comments. Weil indicated that Fidelity would be willing to accept certain of the Company’s positions, including permitting the Company to have a 30-day “go-shop” right following the execution of the merger agreement.

On May 29, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement consistent with the parties’ discussions on May 27, 2012.

During the week of May 28, 2012, the parties continued to engage in due diligence review, including legal due diligence.

On May 30, 2012, representatives of the Company, Fidelity, J.P. Morgan, Weil, Bass, Berry and Cary Street Partners participated on a conference call to discuss the merger and details concerning the proposed transaction structure. The parties also held a due diligence call on that date.

On June 1, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement including Fidelity’s comments. Differences remained in relation to certain terms and conditions of a “no-shop” period that would follow a 30-day “go-shop” period; the terms and conditions of termination rights for each party and termination fees payable by the Company; as well as the governing law and venue provisions and the Company’s right to require specific performance of Fidelity’s obligations under the merger agreement. Also on June 1, 2012, Weil provided to Bass, Berry a draft of an asset contribution agreement.

On June 4, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement, including the Company’s comments.   The terms of the governing law, venue and specific performance provisions remained the material outstanding issues.

On June 6, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement, including Fidelity’s comments to Bass, Berry’s draft of June 4, 2012, accepting certain of the Company’s proposals made in the June 4 draft, including the Company’s right to require specific performance of Fidelity’s obligations under the merger agreement. Also on June 6, 2012, Weil provided to Bass, Berry a draft unit exchange agreement, which included proposed terms and conditions for any exchange of units of limited liability company interest in the Operating Company for stock in American Blue Ribbon Holdings, Inc. (“NewCo”), which would be a public company and the ultimate holding company entity for the proposed transaction, and a draft charter for NewCo including proposed terms of various classes of common stock of NewCo.

On June 7, 2012, Bass, Berry and Weil discussed the draft of the merger agreement and certain terms about which the parties had not yet agreed and ultimately reached agreement with respect to the differences identified in their respective drafts of June 4, 2012 and June 6, 2012, including that disputes between the parties under the merger agreement would be governed by Tennessee law and conducted in a Nashville, Tennessee venue.  Later that day, Bass, Berry provided to Weil comments to the merger agreement consistent with the positions agreed to earlier that day as well as comments to the draft contribution agreement.

On June 8, 2012, Weil provided to Bass, Berry a revised draft of the merger agreement consistent with the parties’ agreements on June 7, 2012, and drafts of certain ancillary agreements, including an amended and restated operating agreement of the Operating Company and revised drafts of a contribution agreement.  Open items remained regarding Fidelity’s agreement to assume an obligation to pay certain severance and stay bonuses for certain non-executive Company employees, in the event of those employees’ termination post-transaction and Fidelity’s willingness to honor the terms of employment, severance and retirement agreements between the Company and its executive officers.

Weil provided drafts of additional ancillary documents to Bass, Berry during the week of June 11, 2012, including documents related to the capitalization of NewCo, a post-merger restructuring of the Company’s subsidiaries and the contribution of those subsidiaries to the Operating Company post-merger in order to result in Fidelity’s proposed holding company structure. Representatives of Weil and Bass, Berry participated on several conference calls during this week to negotiate terms of these ancillary agreements.

On June 11, 2012, the Board met to consider on a preliminary basis the analysis of Cary Street Partners concerning the Fidelity transaction and to discuss the status of the negotiations. Representatives of Cary Street Partners participated and presented their preliminary financial analysis based on the current status of the negotiations.

As part of its due diligence, Fidelity raised questions regarding the Company’s post-closing obligations under the salary continuation agreements and employment agreements of certain Company executives with the Company. On June 14, 2012, Mr. Bickett indicated to Mr. Stout that Fidelity had continuing questions concerning those agreements, and would request that those executives waive their rights to certain benefits under those agreements. Among the items Mr. Bickett requested were that each Company executive agrees to amend the definition of “good reason” in the executive’s employment agreement such that the executive would not be permitted to terminate his employment for “good reason” if he was subsequently assigned to a similar position at the Operating Company, in order to limit the circumstances under which severance payments would be available to the executive; that the executives agree to fix the definition of “base salary” under the salary continuation agreements as of the date of the merger so that the executive’s retirement benefits tied to “base salary” would become fixed at that time and no longer subject to increases thereafter; and that the executives agree to waive the obligation of the Company and its successor entity under the salary continuation agreements to fund a rabbi trust for each executive in an amount determined based on anticipated future retirement benefits under the salary continuation agreements.  Mr. Bickett informed Mr. Stout that Fidelity believed these amendments were necessary to alleviate uncertainty as to future obligations under the salary continuation agreements and employment agreements. The effect of the requested changes was to diminish the potential benefits available to executives under both the salary continuation agreements and the employment agreements.

On June 15, 2012, Weil and Bass, Berry continued to negotiate the terms of the merger agreement and the ancillary agreements. Mr. Bickett contacted Mr. Stout and stated that Fidelity would not be inclined to enter into a definitive agreement with the Company unless Mr. Stout and certain other Company executives agree to the terms proposed by Mr. Bickett and relinquished certain rights under their salary continuation agreements and employment agreements with the Company as described above.

On June 16, 2012, Weil provided to Bass, Berry revised drafts of previously exchanged ancillary documents and certain additional ancillary documents.

On June 17, 2012, Weil provided to Bass, Berry a revised draft of the merger agreement which included certain revisions keyed to revised ancillary documents and a revised draft of an exchange agreement.

Discussions between Weil and Bass, Berry continued regularly throughout the week of June 18, 2012, as the parties negotiated the remaining terms of the merger agreement and all ancillary documents, including the governance rights of Fidelity and Newport Global Opportunities Fund, LP, Fidelity’s co-investor, with respect to NewCo and the Operating Company post-merger, and the effect those rights would have on the Company’s shareholders that would receive shares in NewCo.

On June 18, 2012, Mr. Stout and Mr. Bickett further discussed Fidelity’s requested amendments to the Company executives’ salary continuation agreements and employment agreements as described above. Mr. Stout reiterated his concern that the Company did not have the right to diminish the executives’ future benefits under those agreements and that the executives may not be willing to agree to the amendments as proposed by Fidelity.

On June 19, 2012, Bass, Berry provided to Weil a draft letter agreement with respect to the amendments requested by Fidelity to those certain Company executives’ salary continuation agreements and employment agreements.

On June 20, 2012, Weil provided to Bass, Berry a revised draft of the executive letter agreements reflecting Fidelity’s proposed amendments to the Company executives’ employment and salary continuation agreements proposed by Fidelity. Weil also provided drafts of additional ancillary documents.

On June 20, 2012, with the parties having reached agreement on the material terms of the merger agreement and the ancillary agreements, Bass, Berry, on behalf of the Company, engaged in negotiations with the executives and Weil concerning the terms of the draft executive letter agreements. Principal issues negotiated included the terms of a suspension of the obligation under the salary continuation agreements of the Company (and Fidelity post-merger) to fund a rabbi trust for each executive with respect to future retirement benefits under those agreements and, if that obligation was suspended, the terms upon which Fidelity was willing to guarantee the obligations of payment under the salary continuation agreements.  These discussions and negotiations continued through June 22, 2012.

On June 21, 2012, the Board convened a meeting to discuss the status of the possible transaction with Fidelity. Representatives of Bass, Berry and Cary Street Partners participated. Cary Street Partners presented an updated analysis and fairness opinion presentation and a draft of its fairness opinion letter. The Board reviewed the process for pursuing strategic alternatives, including that, from the beginning of the process until that point: Cary Street Partners contacted 16 potential financial buyers and seven potential strategic buyers; the Company entered into 10 confidentiality agreements and provided confidential information to those parties; and the Company received indications of interest from four parties with which the Company had engaged in discussions and also received an unsolicited nonbinding indication of interest from a potential financial buyer. The Board also considered that the Company had successfully negotiated a “go-shop” provision in the Prior Merger Agreement, which would permit the Company to continue to solicit superior proposals from other potential buyers for 30 days after the execution of the Prior Merger Agreement and to terminate the Prior Merger Agreement to accept a superior proposal. Cary Street Partners had confirmed to the Board that Cary Street Partners had no prior relationship with Fidelity or its affiliates. After discussion, the meeting was adjourned until June 22, 2012, pending finalization of the transaction documents.

On June 22, 2012, the Board reconvened its meeting of June 21, 2012. Representatives of Cary Street Partners and Bass, Berry participated and updated the Board on the finalization of the transaction documents. Cary Street Partners, after confirming to the Board that it had no business relationship with Fidelity, delivered its fairness opinion to the Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in its fairness opinion, as of June 22, 2012, the merger consideration to be received by the holders of the Company’s Common Stock, other than Fidelity or its affiliates, pursuant to the Prior Merger Agreement was fair, from a financial point of view, to such holders of the Company’s Common Stock. After further deliberations, the Board, after due consideration of its fiduciary duties under applicable law, resolved by unanimous vote that the Prior Merger Agreement, the ancillary agreements and the other agreements contemplated by any of the foregoing (collectively, the “Prior Transaction Agreements”) and the transactions contemplated thereby (collectively, the “Prior Transactions”), were approved and declared advisable, fair to, and in the best interests of the Company and its shareholders, the form, terms, provisions, and conditions of the Prior Transaction Agreements were adopted and approved, and the consummation of the Prior Transactions was approved. The Board recommended, subject to the ability of the Company to make a Recommendation Withdrawal (as defined in the Prior Merger Agreement) pursuant to and in accordance with the Prior Merger Agreement, that the shareholders of the Company approve the Prior Merger Agreement, the asset contribution agreement and the exchanges contemplated by other Prior Transaction Agreements.

 The Prior Merger Agreement, a plan of restructuring, an asset contribution agreement and an exchange agreement were executed by Fidelity, the Operating Company, certain of their affiliates that are parties thereto, and the Company after the close of business on June 22, 2012. The executives and the Company also executed the letter agreement amendments to their employment agreements and salary continuation agreements. On June 25, 2012, before the opening of trading on NASDAQ, the Company issued a press release announcing the execution of the Prior Merger Agreement.”

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph that begins “During the week of July 23, 2012,…” under the heading “—Background of the Offer and the Merger” and replacing it with the following:

“During the week of July 23, 2012, Bass, Berry participated in telephone conferences with Weil to negotiate the terms of the draft amended and restated merger agreement providing for the tender offer structure, but without discussing a proposed offer price. Material issues negotiated included the timing, terms and conditions of Fidelity’s proposed tender offer. Other terms of Fidelity’s proposed restated merger agreement were substantially the same as previously agreed to in the Prior Merger Agreement.”

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph that begins “On July 25, 2012, Mr. Bickett…” under the heading “—Background of the Offer and the Merger” and replacing it with the following:

“On July 25, 2012, Mr. Bickett contacted Mr. Stout to clarify the proposal for an all-cash tender offer by Fidelity as described above, including expectations regarding timing for commencement and closing of a proposed tender offer by Fidelity and to clarify that the Company was willing to forego treating any parties as “Excluded Parties” when a definitive agreement with respect to a tender offer was signed.”

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph that begins “On July 28, 2012, Mr. Stout…” under the heading “—Background of the Offer and the Merger” and replacing it with the following:

“On July 28, 2012, Mr. Stout spoke with Mr. Bickett and informed Fidelity of the improved $13.00 price term of the proposal from Party F, as required by the terms of the Prior Merger Agreement. Mr. Stout and Mr. Bickett spoke again on July 28 and July 29, 2012, to discuss the Fidelity proposal at $12.50 per share. Mr. Bickett reiterated that Fidelity was willing to enter into a restated merger agreement and commence a tender offer within five business days of signing a restated merger agreement.”

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph that begins “On August 8, 2012,…” under the heading “—Background of the Offer and the Merger” and replacing it with the following:

“On August 8, 2012, Bass, Berry sent a letter to outside counsel for Party G requesting that Party G clarify why its proposal did not contain a solvency analysis or solvency opinion, a description of Party G’s proposed sources and uses of funds for a two-step transaction, projections of cash flow and compliance with the bank financing covenant requirements, or a proposed timeline for consummating the proposed transactions.  In addition, Bass, Berry sought clarification as to certain terms of the acquisition financing bank commitment letter, including terms regarding syndication and the conditionality and enforceability of the commitment, as well as whether the previously received form of merger agreement represented Party G’s current proposal for terms of a draft merger agreement.”

“Item 4. The Solicitation or Recommendation” is hereby amended by deleting the first sentence of the penultimate paragraph on page 36 of the Schedule 14D-9.

“Item 4. The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following under the heading “—Prospective Financial Information” immediately prior to the last paragraph on page 36 of the Schedule 14D-9, as filed on August 6, 2012:

“The summary selected unaudited prospective financial information set forth above includes the following non-GAAP financial measures: Gross Sales, Adjusted EBITDA, EBIT and Income from Restaurant Operations. The Company believes that these non-GAAP financial measures provide important information about the operating trends of the Company. These non-GAAP measures are not in accordance with, or an alternative for, financial measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Gross Sales, Adjusted EBITDA, EBIT and Income from Restaurant Operations are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operation in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations of Income from Restaurant Operations, Adjusted EBITDA, and EBIT to Net Income, the most comparable GAAP financial measure available for reconciliation based on the unaudited prospective financial information. These reconciliations were not provided to Fidelity or Cary Street Partners.  However, the financial measures used in the reconciliation were included in the unaudited prospective financial information provided to Fidelity and Cary Street.

Reconciliation of Certain Non-GAAP Measures Included in the Company Projections
($s in mm) (1)
	FYE 1/1/	LTM 4/1/	Fiscal 2012	Projected Fiscal Year Ending December(2)
	2012	2012	Plan	2013	2014	2015	2016

Income From Restaurant Operations:
Net Income	$0.9	2.2	3.9	3.9	5.3	7.4	9.7
Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0
Other Expense	0.0	0.1	0.1	0.3	0.3	0.3	0.3
Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1
General and Administrative Expense	10.3	10.6	10.7	11.2	11.8	12.2	12.5
Pre-Opening Expense(3)	0.0	0.0	0.0	0.6	0.6	0.6	0.6
Stock Option Expense	0.4	0.3	0.3	0.3	0.3	0.3	0.3
Income From Restaurant Operations	$13.5	15.1	17.1	18.8	20.9	23.6	26.6

Adjusted EBITDA:
Net Income	$0.9	2.2	3.9	3.9	5.3	7.4	9.7
Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0
Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1
Depreciation and Amortization	6.0	6.0	5.9	5.7	5.9	6.4	6.7
Pre-Opening Expense(3)	0.0	0.0	0.0	0.6	0.6	0.6	0.6
Stock Option Expense	0.4	0.3	0.3	0.3	0.3	0.3	0.3
Adjusted EBITDA	$9.2	10.5	12.2	13.0	14.7	17.5	20.5

EBIT:
Net Income	$0.9	2.2	3.9	3.9	5.3	7.4	9.7
Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0
Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1
EBIT	$2.8	4.2	6.0	6.5	7.9	10.3	12.9

(1) Values in table may not total due to rounding.
(2) J. Alexander’s fiscal year ends on the Sunday closest to December 31st.
(3) Includes Construction Period Rent Expense.

The Company believes Net Sales is the most directly comparable GAAP financial measure to Gross Sales as included in management summary projected financial information. However, because Company management did not forecast Net Sales or certain financial measures necessary to reconcile the non-GAAP financial measure Gross Sales to the GAAP-based financial measure Net Sales, the Company is unable to provide a quantitative reconciliation of Gross Sales to projected Net Sales.  No reconciliation of Gross Sales was provided by management to Fidelity or Cary Street Partners.

The financial measures that would be required to reconcile Gross Sales to Net Sales include, among other measures, projected complimentary meals, employee discounts, and projected gift card breakage (i.e., reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions). In order to provide an appropriate reconciliation of Gross Sales, Company management would be required to make additional assumptions and projection analyses of factors that management did not take into account when preparing the summary projected financial information.  Because the absence of these additional forecasts prevents the Company from reconciling Gross Sales to Net Sales, shareholders should not unduly rely on projected Gross Sales in evaluating the summary projected financial information.”

Item 8.                    Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure immediately before the subheading “—Cautionary Note Regarding J. Alexander’s Forward-Looking Statements”:

“Litigation Related to the Offer

On August 10, 2012, Advanced Advisors, a purported shareholder of the Company, filed a putative class action lawsuit in the Tennessee Chancery Court for Davidson County, 20th Judicial District (the “Advanced Advisors Complaint”), against the members of the Board, the Company, Fidelity and Merger Sub. The Advanced Advisors Complaint alleges that the members of the Board breached their fiduciary duties to shareholders in connection with the Company’s entry into the Merger Agreement. It also alleges that the Board and the Company breached their fiduciary duties to shareholders by making materially inadequate disclosures or omissions in this Schedule 14D-9.  The Advanced Advisors Complaint further alleges that Fidelity aided and abetted the Board’s purported breach of its fiduciary duties. In addition to seeking compensatory damages and attorneys’ fees and expenses, the Advanced Advisors Complaint seeks to enjoin the sale of the Company until the Company remedies certain alleged disclosure deficiencies in this Schedule 14D-9. The Company believes the plaintiff’s allegations are without merit, and, if the plaintiff proceeds with litigation, the Company will contest the allegations vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: August 23, 2012